UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0360
FORM N-17f-2	Expires: December 31, 2014
Estimated average burden
Certificate of Accounting of Securities and Similar	hours per response ..............2.0
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
811-06114				May 31, 2013
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Cavanal Hill Funds
4. Address of principal executive office (number, street, city, state, zip code):
Citi Fund Services of Ohio, Inc., 3435 Stelzer Road, Columbus, Ohio 43219

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Cavanal Hill Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Cavanal Hill Funds (individually, U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund, U.S. Large Cap Equity Fund and Opportunistic Fund) (collectively, the “Funds”) complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act as of May 31, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2013, and, with respect to agreement of security purchases and sales, for the period from December 31, 2012 (the date of our last examination) through May 31, 2013:

1.	Confirmation of all securities held by Bank of Oklahoma, N.A. (the Custodian) on behalf of the Funds, without prior notice to management;

2.	Reconciliation of all such securities to the books and records of the Funds and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and The Bank of New York Mellon on behalf of the Custodian at an omnibus level;

4.
Reconciliation of a sample of Custodian investment positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and The Bank of New York Mellon and inspection of relevant documentation for reconciling items;

5.	Confirmation or inspection of documentation of all securities purchased/sold but not received delivered;

6.	Confirmation of all repurchase agreements as of May 31, 2013 with brokers/banks and agreement of underlying collateral with the Custodian’s records and;

7.	Agreement of 15 security purchases and 15 security sales since December 31, 2012 from the books and records of the Funds to trade documentation and bank statements.

To the Board of Trustees of
Cavanal Hill Funds

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2013, and for the period from December 31, 2012 through May 31, 2013, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio
August 14, 2013

Cavanal Hill Funds
3435 Stelzer Road
Columbus, Ohio 43219

August 14, 2013

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Cavanal Hill Funds – U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund, U.S. Large Cap Equity Fund and Opportunistic Fund (collectively, the Funds) – are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2013 and from December 31, 2012 through May 31, 2013.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2013 and from December 31, 2012 through May 31, 2013, with respect to securities reflected in the investment accounts of the Funds.

Cavanal Hill Funds

By:

/s/ Scott Rhodes
Treasurer